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December 9, 2005	LLedbetter@KilpatrickStockton.com

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:        Mr. Geoffrey Ossias, Esq.

Examiner

Re:                     Certegy Inc.

Preliminary Schedule 14A

Filed October 12, 2005

File No. 001-16427

Dear Mr. Ossias:

Pursuant to our telephone conference on Thursday, we are including in this letter proposed revisions to the proxy statement included in the above-referenced Schedule 14A to respond to comments 1 and 2 set forth in your letter dated December 7, 2005.

We are including a clean version of our proposed language as well as a marked version to indicate the revisions made to the version of the proxy statement filed on November 23, 2005.

Preliminary Schedule 14A General

1.                 We note your response to prior comment 49. While it maybe appropriate to caution investors as to the weight to place on the representations and warranties, we continue to believe that it is not appropriate to qualify information contained in your proxy by reference to information that is not in the public record. All material qualifications should be discussed in order to bring your disclosure of representations and warranties up to date and the blanket qualification on page 76 should be removed. Also, your disclosure suggests that there is information contained in schedules to the merger agreement that have not yet been made public.  Please provide us with a copy of this information and tell us why it is appropriate to omit it from your proxy without the benefit of a confidential treatment request.

Response (appearing in the third paragraph on page 76)

Clean Version of Language

“The merger agreement contains representations and warranties Certegy and FIS made to each other. These representations and warranties were made as of specific dates and are subject to qualifications and limitations agreed to by Certegy and FIS in connection with negotiating the terms of the merger agreement. Moreover, these representations and warranties are subject to contractual standards of materiality that may be different from those generally applicable to disclosures to shareholders and in some cases may have been made solely for the purpose of allocating risk between Certegy and FIS and to provide contractual rights and remedies to the parties rather than to establish matters as facts. Accordingly, you should not rely on the representations and warranties as statements of factual information.”

Marked Version of Language

“The merger agreement contains representations and warranties Certegy and FIS made to each other. These ~~assertions embodied in those~~ representations and warranties were ~~are~~ made as of specific dates and are ~~may be~~ subject to ~~important~~ qualifications and~~,~~ limitations ~~,and supplemental information~~ agreed to by Certegy and FIS in connection with negotiating the terms of the merger agreement. Moreover, these representations and warranties are subject to contractual standards of materiality that may be different from those generally applicable to disclosures to shareholders~~,~~ and in some cases may have been made solely for the purpose of allocating risk between Certegy and FIS and to provide contractual rights and remedies to the parties rather than to establish matters as facts. ~~including qualifications set forth on the disclosure schedules to the merger agreement. These disclosure schedules contain information that has been included in Certegy’s and FNF’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Certegy’s or FNF’s public disclosures. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Certegy and FIS rather than to establish matters as facts.~~ Accordingly, you should not rely on the representations and warranties as statements of factual information ~~characterizations of the actual state of facts~~.”

2.                 We note your response to prior comment 35 and further note that you appear to have received preliminary non-binding offers from up to three private equity firms. Please revise to summarize the terms of these offers and why they were rejected.

Response (appearing in final paragraph on page 40 and the first paragraph of page 41)

Clean Version of Language

“At a Certegy board of directors meeting on May 4, 2005, Citigroup briefed the board on its contacts with potential buyers. The board agreed to require all interested parties to submit an indication of interest by May 19, 2005, and directed Certegy’s management to respond to FNF with a letter indicating that after the Certegy board had considered FNF’s proposal it would respond. Consequently, three private equity firms submitted preliminary indications of interest, each of which set forth a range of proposed valuations of Certegy. The low range was $37 to $40 per share and the high was $40 to $44.”

“On May 23 and May 24, Certegy’s business strategies committee and the board reviewed and discussed with Citigroup the indications of interest Certegy had received from potential financial buyers and FNF, which was the sole potential strategic buyer. Following these discussions, the board decided to provide due diligence materials to two prospective financial buyers and to FNF and directed Certegy’s management and advisors to commence due diligence on FIS. The third prospective financial buyer, whose initial estimated valuation was the lowest of the three submitted, had indicated that its valuation would likely be at the lower end of its valuation range and, as a consequence, the board determined not to continue discussions with it.”

Marked Version of Language

“At a Certegy board of directors meeting on May 4, 2005, Citigroup briefed the board on its contacts with potential buyers. The board agreed to require all interested parties to submit an indication of interest by May 19, 2005, and~~. The board also~~ directed Certegy’s management to respond to FNF with a letter indicating that after the Certegy board had considered FNF’s proposal it would respond. Consequently, three private equity firms submitted preliminary indications of interest, each of which set forth a range of proposed valuations of Certegy. The low range was $37 to $40 per share and the high was $40 to $44.”

“On May 23 and May 24, Certegy’s business strategies committee and the board reviewed and discussed with Citigroup the indications of interest Certegy had received from potential financial buyers and FNF, which was the sole potential strategic buyer. Following these discussions, the board decided to provide due diligence materials to two prospective financial buyers and to FNF and directed Certegy’s management and advisors to commence due diligence on FIS. The third prospective financial buyer, whose initial estimated valuation was the lowest of the three submitted, had indicated that its valuation would likely be at the lower end of its valuation range and, as a consequence, the board determined not to continue discussions with it.”

We look forward to discussing these proposed revisions with you.

Very truly yours,
KILPATRICK STOCKTON LLP
/s/ Larry D. Ledbetter
Larry D. Ledbetter